UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Walkers Corporate Services Limited

Walker House

87 Mary Street, George Town

Grand Cayman, Cayman Islands KY1-9005

October 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing 3 ordinary shares.

***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Capital Management (Cayman) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 38,744,395
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.9%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Asia Fund I (G.P.) Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 0
	(9)	Sole dispositive power 38,744,395
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 38,744,395
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.9%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons NewQuest Asia Fund I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 38,744,395
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 38,744,395
(11)	Aggregate amount beneficially owned by each reporting person 38,744,395
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.9%
(14)	Type of reporting person (see instructions) HC, PN

CUSIP No. 16949D101

(1)	Names of reporting persons CPI Ballpark Investments Ltd
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF, WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 38,744,395
	(8)	Shared voting power 0
	(9)	Sole dispositive power 38,744,395
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 38,744,395
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.9%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 16949D101

(1)	Names of reporting persons Swiss Re Financial Products Corporation (“Swiss Re”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 10,114,508
	(8)	Shared voting power 0
	(9)	Sole dispositive power 10,114,508
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 10,114,508
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.2%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[1]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,838,595[1]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) PN

1 China Environment Fund III Management, L.P. (“CEF III Management”), the general partner of China Environmental Fund III, L.P. (“CEF III”) and China Environment Fund III Holdings Ltd. (“CEF III Holdings”), the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and Messrs. Donald C. Ye, Shelby Chen, Michael Li, Larry Zhang and Ian Zhu, who comprise the members of the CEF III Investment Committee (the “CEF III Investment Committee Members”), may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[2]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,838,595[2]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) PN

2 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons China Environment Fund III Holdings Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,838,595[3]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,838,595[3]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) OO

3 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Donald C. Ye
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,838,595[4]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) IN

4 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Shelby Chen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,838,595[5]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) IN

5 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Michael Li
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,838,595[6]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) IN

6 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Larry Zhang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,838,595[7]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) IN

7 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Ian Zhu
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 7,838,595[8]
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 7,838,595
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.8%
(14)	Type of reporting person (see instructions) IN

8 CEF III Management, the general partner of CEF III, and CEF III Holdings, the general partner of CEF III Management, may each be deemed to have sole power to vote these shares, and the CEF III Investment Committee Members may be deemed to have shared power to vote these shares.

CUSIP No. 16949D101

(1)	Names of reporting persons Aqua Resources Fund Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Guernsey, Channel Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[9]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,941,613[9]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,941,613
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.7%
(14)	Type of reporting person (see instructions) CO

9 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, Aqua Resources Asia Holding Limited (“ARAHL”) holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons Aqua Resources Asia Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[10]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 5,941,613[10]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,941,613
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.7%
(14)	Type of reporting person (see instructions) CO

10 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, ARAHL holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons FourWinds Capital Management
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) N/A
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,941,613[11]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 5,941,613
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.7%
(14)	Type of reporting person (see instructions) CO

11 Includes 1,980,537 ADSs, representing 5,941,611 Ordinary Shares. In addition, ARAHL holds an additional 2 Ordinary Shares of the Company.

CUSIP No. 16949D101

(1)	Names of reporting persons Abrax
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,316,004
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,316,004
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,316,004
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.4%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 16949D101

(1)	Names of reporting persons Abrax Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,316,004
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,316,004[14]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,316,004
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.4%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 16949D101

(1)	Names of reporting persons IWU International Ltd. (“IWU”)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,085,783
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,085,783
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,085,783
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) Less than 1.0%
(14)	Type of reporting person (see instructions) CO

This Amendment No. 10 relates to the Schedule 13D filed with the Securities and Exchange Commission on April 19, 2011 and amended on April 25, 2011, August 21, 2012, August 30, 2012, September 5, 2012, September 10, 2012, September 12, 2012, September 17, 2012, September 20, 2012 and September 28, 2012 (as so amended, the “Original 13D”), by the Reporting Persons named therein. Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D. Except as set forth herein, the Original 13D is unmodified.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

As previously disclosed in the Original 13D, the Voting Agreement and the ARAHL Letter of Support, each dated August 21, 2012, were entered into for the purpose of, among other things, calling an extraordinary general meeting of the Company to seek representation on the Company’s board of directors (the “Board”). Effective upon the closing of the EGM, the Voting Agreement and the ARAHL Letter of Support terminated. Accordingly, the individual members of the Consortium are no longer members of a Section 13(d) group with respect to securities of the Company.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

As previously disclosed in the Original 13D, the Voting Agreement and the ARAHL Letter of Support, each dated August 21, 2012, were entered into for the purpose of, among other things, calling an extraordinary general meeting of the Company to seek representation on the Company’s board of directors (the “Board”). Effective upon the closing of the EGM , the Voting Agreement and the ARAHL Letter of Support terminated. Accordingly, the individual members of the Consortium are no longer members of a Section 13(d) group with respect to securities of the Company.

Members of the Consortium have entered into a settlement agreement (the “Settlement Agreement”), effective as of September 30, 2012, with the Company, certain of its affiliates and executive officers, and Vicis Capital, LLC (“Vicis”), relating to the proxy contest, the EGM and various related matters.

The foregoing summary of the Settlement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Settlement Agreement, which is attached hereto as Exhibit 99.2 and is incorporated into this Item 4 by reference.

On October 2, 2012, the Company issued a press release regarding the Settlement Agreement (the “Settlement Press Release”). A copy of the Settlement Press Release is attached hereto as Exhibit 99.1 and is incorporated into this Item 4 by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) The foregoing calculations of percentage ownership are based on 161,989,097 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report on Form 20-F filed on April 27, 2012.

CPI and NewQuest:

CPI directly beneficially owns 38,744,395 Ordinary Shares, or approximately 23.9% of the Ordinary Shares. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own such 38,744,395 Ordinary Shares, which represents approximately 23.9% of the Ordinary Shares.

Swiss Re:

Swiss Re directly beneficially owns 10,114,508 Ordinary Shares, or approximately 6.2% of the total outstanding Ordinary Shares of the Company.

CEF III:

CEF III directly beneficially owns 7,838,595 Ordinary Shares, or approximately 4.8% of the total outstanding Ordinary Shares of the Company. CEF III Management, the general partner of CEF III, CEF III Holdings, the general partner of CEF III Management, and the CEF III Investment Committee Members, may be deemed to beneficially own such 7,838,595 Ordinary Shares, or approximately 4.8% of the total outstanding Ordinary Shares of the Company.

ARAHL:

ARAHL directly beneficially owns: (i) 1,980,537 ADSs, representing 5,941,611 Ordinary Shares; and (ii) two Ordinary Shares, which together represents approximately 3.7% of the total outstanding Ordinary Shares of the Company. Aqua (the parent company of ARAHL), FWCM (the discretionary investment manager of Aqua), the non-executive directors of ARAHL and the members of the FWCM Aqua Investment Committee, may be deemed to beneficially own such: (i) 1,980,537 ADSs, representing 5,941,611 Ordinary Shares; and (ii) two Ordinary Shares, which together represents approximately 3.7% of the Ordinary Shares.

Abrax:

Abrax directly beneficially owns 2,316,004 Ordinary Shares, or approximately 1.4% of the total outstanding Ordinary Shares of the Company.

IWU:

IWU directly beneficially owns 1,085,783 Ordinary Shares, or approximately 0.7% of the total outstanding Ordinary Shares of the Company.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) None of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the ADSs or Ordinary Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) As a result of the dissolution of the Section 13(d) group, each of CEF III, CEF III Management, CEF III Holdings, Donald Ye, Shelby Chen, Michael Li, Larry Zhang, Ian Zhu, Aqua, ARAHL, FWCM, Abrax, Abrax Limited, and IWU ceased to be a beneficial owner of more than 5% of the securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Exhibit 99.1 and Exhibit 99.2 are hereby incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Settlement Press Release, dated October 2, 2012 (furnished herewith).

99.2	Settlement Agreement, effective as of September 30, 2012 (furnished herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
By: NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren Massara
	Name:	Darren Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Georges A. Robert
	Name:	Georges A. Robert
	Title:	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	SWISS RE FINANCIAL PRODUCTS CORPORATION

	By:	/s/ Hank Chance
Name: Hank Chance
Title: Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	CHINA ENVIRONMENT FUND III, L.P.

By: China Environment Fund III Management, L.P., its general partner

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: October 2, 2012	CHINA ENVIRONMENT FUND III MANAGEMENT, L.P.

By: China Environment Fund III Holdings Ltd., its general partner

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: October 2, 2012	CHINA ENVIRONMENT FUND III HOLDINGS LTD.

	By:	/s/ Yun Pun Wong
Name: Yun Pun Wong
Title: Authorized signatory

Date: October 2, 2012	DONALD C. YE

	By:	/s/ Donald C. Ye

Date: October 2, 2012	SHELBY CHEN

	By:	/s/ Shelby Chen

Date: October 2, 2012	MICHAEL LI

	By:	/s/ Michael Li

Date: October 2, 2012	LARRY ZHANG

	By:	/s/ Larry Zhang

Date: October 2, 2012	IAN ZHU

	By:	/s/ Ian Zhu

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	AQUA RESOURCES ASIA HOLDINGS LIMITED

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: Director

Date: October 2, 2012	AQUA RESOURCES FUND LIMITED

By: FourWinds Capital Management, its investment manager

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: CEO, FourWinds Capital Management

Date: October 2, 2012	FOURWINDS CAPITAL MANAGEMENT

	By:	/s/ Kimberly Tara
Name: Kimberly Tara
Title: CEO, FourWinds Capital Management

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	ABRAX

	By:	/s/ Manuel Salvisberg
Name: Manuel Salvisberg
Title: Director

Date: October 2, 2012	ABRAX LIMITED

	By:	/s/ Manuel Salvisberg
Name: Manuel Salvisberg
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2012	IWU INTERNATIONAL LTD.

	By:	/s/ Li Wu Fehlmann
Name: Li Wu Fehlmann
Title: Director